SECURI 02053943 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
DEC 0 2 2002
WASH. D.C. 155
PROCESSING SECTION

SEC FILE NUMBER
8-40560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Clearing Services of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Westport Plaza, Suite 263
(No. and Street)

St. Louis	MO	63146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bud Feldman 314-878-7585
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co. LLP
(Name - *if individual, state last, first, middle name*)

230 South Bemiston	St. Louis	MO	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bud Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clearing Services of America, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bud Feldman
Signature

President
Title

Kathy Parks
Notary Public

KATHY PARKS
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. MAY 31,2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARING SERVICES OF AMERICA, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

Contents

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Board of Directors
Clearing Services of America, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Clearing Services of America, Inc. as of September 30, 2002, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clearing Services of America, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

October 9, 2002

CLEARING SERVICES OF AMERICA, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2002

Assets

Current Assets	
Cash	$ 75,579
Accounts receivable	15,967
Insurance claims receivable (Note 6)	59,600
Due from stockholders (Note 11)	25,000
Deferred tax asset	1,450
Total Current Assets	177,596
Furniture And Equipment (Note 3)	8,158
Other Assets	
Deposit with clearing agent (Note 4)	25,000
Other deposits	2,048
Total Other Assets	27,048
	$ 212,802

Liabilities And Stockholder's Equity

Current Liabilities	
Note payable (Note 5)	$ 26,782
Accounts payable and accrued expenses	27,299
Settlements payable (Note 6)	78,000
Due to affiliated company	1,617
Total Current Liabilities	133,698
Stockholder's Equity	
Common stock:	
Authorized 30,000 shares of $1 par value; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	186,500
Retained earnings (deficit)	(108,396)
Total Stockholder's Equity	79,104
	$ 212,802

CLEARING SERVICES OF AMERICA, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2002

	Common Stock		Additional Paid-In	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance - Beginning Of Year	1,000	$ 1,000	$ 117,500	$ 11,256	$ 129,756
Dividends	—	—	—	(126,776)	(126,776)
Capital Contributions	—	—	69,000	—	69,000
Net Income	—	—	—	7,124	7,124
Balance - End Of Year	1,000	$ 1,000	$ 186,500	$ (108,396)	$ 79,104

CLEARING SERVICES OF AMERICA, INC.

STATEMENT OF INCOME
For The Year Ended September 30, 2002

Revenues	
Commissions earned	$ 5,338,026
Miscellaneous income	695,027
Interest income	150,392
Total Revenues	6,183,445
Operating Expenses	
Commissions	3,419,558
Exchange and clearance fees	974,294
Employee compensation and benefits	959,309
Communications and data processing	114,231
Occupancy	99,614
Settlements - net of insurance proceeds	91,400
Other expenses	516,298
Total Operating Expenses	6,174,704
Income Before Income Tax Expense	8,741
Provision For Income Taxes (Note 7)	1,617
Net Income	$ 7,124

See the accompanying notes to financial statements.

CLEARING SERVICES OF AMERICA, INC.

STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2002

Cash Flows From Operating Activities		
Net income	$	7,124
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		3,076
Change in assets and liabilities:		
Decrease in accounts receivable		45,151
Increase in insurance claims receivable		(59,600)
Increase in accounts payable and accrued expenses		681
Increase in settlement payable		78,000
Increase in due to affiliated company		1,587
Net Cash Provided By Operating Activities		76,019
Cash Flows Used In Investing Activities		
Payments for furniture and equipment		(5,708)
Cash Flows From Financing Activities		
Proceeds from notes payable		26,782
Repayments to affiliated company		(12,224)
Capital contributions		44,000
Payment of dividends		(126,776)
Net Cash Used In Financing Activities		(68,218)
Increase In Cash		2,093
Cash - Beginning Of Year		73,486
Cash - End Of Year	$	75,579

Supplemental Disclosure Of Cash Flow Information

Noncash financing activities (Note 11)

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Allowance For Doubtful Accounts

The Company follows the practice of writing off uncollectible accounts as they are incurred. There is no allowance for uncollectible accounts reflected in the balance sheet. Company management is of the opinion that no allowance is necessary.

Furniture And Equipment

Furniture and equipment are carried at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods over periods ranging from three to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of its parent company. Federal income taxes are calculated as if the Company filed on a separate return basis. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes recognized for operating losses that are available to offset future taxable income.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicated that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

2. Operations

Clearing Services of America, Inc. (the Company) was incorporated on December 2, 1988 and began operations on January 13, 1989 with its principal activity being clearing services and a broker of stocks, bonds, funds and securities. The Company is a wholly owned subsidiary of CSA Holdings, Inc.

The Company has an agreement with a national clearing agent in order to clear all its trades. This agreement requires a cash deposit as described in Note 4.

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis. At September 30, 2002, the net capital ratio was 1.98 and net capital was $67,448, which resulted in an excess minimum net capital of $54,078.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or performs custodial functions relating to customer securities. Therefore, the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

3. Furniture And Equipment

Furniture and equipment consist of:

Furniture and equipment	$ 19,256
Software	8,075
	27,331
Less: Accumulated depreciation and amortization	19,173
	$ 8,158

Depreciation and amortization charged against income amounted to $3,075 during 2002.

4. Deposit With Clearing Agent

The deposit is required by the clearing agent and must be maintained in order to clear trades through the agent.

5. Note Payable

The Company has entered into a credit agreement with Imperial Premium Finance, Inc. The note is unsecured and interest is payable monthly at 5.85% with final payment due in January 2003.

6. Settlements Payable

In September 2002, the Company settled a NASD arbitration brought by a customer alleging the improper handling of the customer's account by the Company's then registered representative. Under the settlement, the Company has agreed to provide monetary relief in the amount of $37,500. The Company subsequently received insurance proceeds totaling $36,600 related to this matter.

In October 2002, the Company settled two legal arbitration actions brought by two customers alleging the improper handling of the customers' accounts by two of the Company's then registered representatives. Under the first settlement agreement, the Company has agreed to provide monetary relief in the amount of $17,500 payable in installments of $3,500 monthly for five months. The Company's former registered representative is also required to make payments to the claimant totaling $500,000 in five $100,000 monthly installments. In the event either party defaults in their respective monthly payments, the non-defaulting party would have the opportunity to make such payments. In the event that either party defaults and the non-defaulting party does not make such payments, this matter will proceed to discovery and potentially an arbitration hearing.

Under the second settlement agreement, the Company has agreed to provide monetary relief in the amount of $23,000. The Company, based on consultation with legal counsel, recorded a receivable amounting to $23,000 in the form of insurance proceeds to be received for this settlement.

The Company settled and paid other claims during 2002 amounting to $73,000.

7. Income Taxes

The provision for income taxes represents amounts due to the Parent Company for the Company's share of current year income tax expense.

The Parent Company has available approximately $7,000 of unused operating loss carryforwards that may be applied against future taxable income of the consolidated group and that expire in 2021.

8. Deferred Compensation Plan

The Company has a qualified retirement plan covering eligible employees. The plan allows the employees to contribute to the plan under certain conditions and provides for contributions by the Company in such amounts as the board of directors may annually determine. The Company's contribution to the plan amounted to $8,056 in 2002.

9. Commitments

The Company is obligated under operating leases for its office facilities and various office equipment, with the last lease expiring September 30, 2005.

The total future minimum rental commitments required under the noncancellable operating leases are as follows:

Year	Amount
2003	$ 95,337
2004	99,759
2005	99,759
	$ 294,855

Rent expense charged to operations amounted to $99,614 in 2002.

10. Contingencies

The Company is involved in four separate NASD arbitration actions brought by several customers alleging the improper handling of the customers' accounts by one of the Company's former registered representatives. The claimants are seeking damages from the former registered representative, the Company and others of amounts in excess of $6,900,000. As of September 30, 2002, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations. Management, based on advice from legal counsel, believes it is reasonably possible that the Company may incur a liability related to these matters. At this time management is unable to make a reasonable estimate as to the potential range of loss.

The Company is involved in an NASD arbitration action brought by three separate customers alleging the improper handling of the customers' accounts by one of the Company's registered representatives who is also a stockholder. The claimants are seeking damages from the Company and the stockholder amounting to at least $200,000. In November 2002, a settlement was reached whereby the stockholder has agreed to pay $75,000 in 15 equal installments beginning December 15, 2002. Under terms of the settlement agreement, the Company has been released from all liability related to this matter. In the event that the stockholder defaults on any of the monthly payments due under the settlement agreement, the Company would have the opportunity to make such payments. In the event the Company elects not to make such payments, this matter will proceed to discovery and potentially an arbitration hearing.

The Company is involved in an NASD arbitration action brought by a customer alleging one of the Company's former registered representatives sold promissory notes, which constitutes an undisclosed outside business activity. The claimant has not specified damages. As of September 30, 2002, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations. Management, based on advice from legal counsel, believes it is reasonably possible that the Company may incur a liability related to this matter. At this time, management is unable to make a reasonable estimate as to the potential range of loss.

The Company is involved in an administrative action brought by the State of New Jersey alleging that several of the Company's registered representatives sold promissory notes which constitute an undisclosed outside business activity. The State of New Jersey has not specified damages. As of September 30, 2002, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations. Management, based on advice from legal counsel, believes it is reasonably possible that the Company may incur a liability related to this matter. At this time, management does not expect a monetary penalty to exceed $5,000 to $10,000.

The Company is involved in a federal court action brought by a customer alleging the Company's former registered representative sold a private placement investment, which constitutes an undisclosed outside business activity. The claimant has not specified damages. As of September 30, 2002, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations. At this time, management is unable to make an assessment as to the probability of an unfavorable outcome or make a reasonable estimate as to the potential range of loss.

The Company is involved in an NASD arbitration action brought by a customer alleging the improper handling of the customer's accounts by two of the Company's former registered representatives. The claimants are seeking damages from the registered representatives and the Company amounting to at least $200,000. As of September 30, 2002, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations. At this time, management is unable to make an assessment as to the probability of an unfavorable outcome or make a reasonable estimate as to the potential range of loss.

The Company is involved in an NASD arbitration action brought by a customer alleging the improper handling of the customer's account by the Company's registered representative. The claimant is seeking damages from the registered representative and the Company amounting to at least $143,000. As of September 30, 2002, the Company has not recorded a provision for this matter as management intends to vigorously defend these allegations. Management, based on consultation with legal counsel, believes it is reasonably possible that the Company may incur a liability related to this matter. At this time, management is unable to make a reasonable estimate as to the potential range of loss.

In addition to the claims above, there are three other customers who are connected to one or more of the claims listed above. None of these customers have filed a complaint against the Company. Management, based on consultation with legal counsel, is unable to determine the potential effect on the financial statements as it relates to these unasserted claims or make a reasonable estimate as to the potential range of loss.

During 2001, the Company had been named co-defendant in two separate state court actions. Both suits alleged that the Company was liable for the actions of independent registered representatives of the Company. During 2001, the Company was released from all claims of wrongdoing, claims for damages and all other claims in exchange for payments made and to be made by the Company's parent company, CSA Holdings, Inc.

11. Noncash Financing Activities

Subsequent to year end, the stockholders contributed $25,000 of additional capital to fund the Company's net capital requirement. This amount has been included on the balance sheet as due from officers.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Clearing Services of America, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of Clearing Services of America, Inc. as of and for the year ended September 30, 2002, and have issued our report thereon dated October 9, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown Gornstein & Co. LLP

October 9, 2002

CLEARING SERVICES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2002

Net Capital	
Total stockholder's equity	$ 79,104
Deductions and/or charges:	
Nonallowable assets	
Deferred income tax asset	1,450
Furniture and equipment, net	8,158
Deposits	2,048
	11,656
Net Capital	$ 67,448
Aggregate Indebtedness	$ 133,698
	x 6-2/3%
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 8,913
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess in Net Capital	$ 17,448
Excess net capital at 1000%	$ 54,078
Ratio of aggregate indebtedness to net capital	1.98 to 1

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report
On Internal Accounting Control

Board of Directors
Clearing Services of America, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Clearing Services of America, Inc. for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Board of Directors
Clearing Services of America, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

October 9, 2002